NEWS RELEASE

STRATASYS RELEASES FIRST QUARTER 2017 FINANCIAL RESULTS

Company reports $163.2 million in revenue with an increase in recurring revenues

GAAP net loss of $13.9 million, or ($0.26) per diluted share, and non-GAAP net income of
$2.4 million, or $0.05 per diluted share.

Generated $25.4 million of cash from operations during the quarter

Minneapolis & Rehovot, Israel, May 16, 2017 — Stratasys Ltd. (Nasdaq: SSYS), the 3D printing and additive manufacturing solutions company, announced financial results for the first quarter of 2017.

Q1-2017 Financial Results Summary:

Revenue for the first quarter of 2017 was $163.2 million, compared to $167.9 million for the same period last year, with consumable revenue increasing by 7% for the same period.

●	GAAP gross margin was 47.1% for the quarter, compared to a GAAP gross margin of 48.3% for the same period last year.
●	Non-GAAP gross margin was 51.2% for the quarter, compared to 55.1% for the same period last year.
●	GAAP operating loss for the quarter was $12.6 million, compared to a loss of $21.1 million for the same period last year.
●	Non-GAAP operating income for the quarter was $4.0 million, unchanged compared to non-GAAP operating income for the same period last year.
●	GAAP net loss for the quarter was $13.9 million, or ($0.26) per diluted share, compared to a loss of $23.1 million, or ($0.44) per diluted share, for the same period last year.
●	Non-GAAP net income for the quarter was $2.4 million, or $0.05 per diluted share, compared to Non-GAAP net income of $0.6 million, or $0.01 per diluted share, reported for the same period last year.
●	The Company generated $25.4 million in cash from operations during the first quarter and ended the period with $297.2 million in cash and cash equivalents.

●	Net R&D expenses for the quarter amounted to $24.6 million, representing 15.1% of net sales.

“We remain encouraged by our performance within our key vertical markets during the first quarter, driven by our initiatives to drive customer engagement,” said Ilan Levin, Chief Executive Officer of Stratasys. “In addition, we believe that strong utilization of our installed base of systems was demonstrated by steady growth in consumables and customer support revenue during the period, while improved focus resulted in reductions in our operating expenses.”

Recent Business Highlights:

●	Demonstrated continued traction in our strategic focus on customer use cases and deepening collaboration with many industry leaders:
○

Siemens Mobility announced the manufacture of customized production parts that include housing covers for the couplers on the front of trams, utilizing Stratasys FDM technology for German transport services provider Stadtwerke Ulm/Neu Ulm (SWU) Verkehr GmbH, which resulted in a significant reduction in lead times and tooling costs.

○	McLaren Racing expanded its production of final race-ready parts and manufacturing tools for the new McLaren MCL32 Formula 1 race car, utilizing Stratasys FDM and PolyJet 3D Printing Solutions.
○

Announced a strategic agreement with SIA Engineering Company (SIAEC), a major provider of aircraft maintenance, repair, and overhaul services in the Asia-Pacific region, to help accelerate the adoption of 3D printed production parts for commercial aviation by establishing a Singapore-based Additive Manufacturing Service Centre that offers design, engineering, certification support, and part production to SIAEC’s well-established network of partners and customers.

○	Showcased the use of Stratasys PolyJet 3D printing technology, by Queen Elizabeth Hospital in the United Kingdom, for the construction of advanced maxillofacial cutting guides and anatomical models.
●

Enhanced customer-centric solution offerings with launch of the Stratasys Expert Services Group in North America, to help manufacturers build their additive manufacturing strategy and workflow to recognize the benefits of 3D printing for improved production processes.

●

Announced the Stratasys Continuous Build 3D Demonstrator, a new additive manufacturing platform demonstrating low volume production and mass customization, featuring a modular multi-cell design and cloud-based architecture. The new technology demonstrator targets applications that include education Rapid Prototyping labs as well as volume manufacturing environments that can benefit from part production without tooling and from zero-inventory supply chains.

●

Announced a strategic investment in LPW Technologies, a developer of metal powders and metal powder management systems; and entered into a strategic partnership with Desktop Metal, a manufacturer of metal 3D printing systems, that will enable leveraging Stratasys’ distribution channels for the sale of their innovative solutions.

“We are pleased with the progress we are making in developing applications that are driven by the specific needs of our customers,” continued Levin. “We believe that this deeper customer engagement will help us to provide significant value and grow the adoption our products and services. Our recent announcements with Siemens Mobility and SIA Engineering, as well as the early success of our collaboration with McLaren Racing, illustrate the potential value that can be created by our extensive knowledge and capabilities.”

Financial Guidance:

Stratasys today reiterated previously-provided guidance for 2017. The Company’s guidance for projected revenue and net income (loss) for the fiscal year ending December 31, 2017 is as follows:

●	Revenue guidance of $645 to $680 million.
●	GAAP net loss guidance of $53 to $39 million, or ($1.00) to ($0.73) per diluted share.
●	Non-GAAP net income guidance of $10 to $20 million, or $0.19 to $0.37 per diluted share.

Stratasys provided the following additional guidelines regarding the Company’s projected performance and strategic plans for 2017:

●	Non-GAAP operating margin guidance of 3% to 5%.
●	Capital expenditures guidance of $40 to $50 million.

Given the expected ongoing negative impact of not recording a tax benefit on U.S. tax losses on the Company’s non-GAAP net income, the Company believes that the rate of growth in its non-GAAP operating income will be the best measure of performance.

Non-GAAP earnings guidance for 2017 excludes $34 million of projected amortization of intangible assets; $18 to $20 million of share-based compensation expense; $2 to $3 million in merger and acquisition related expense; and $8 to $10 million in reorganization and other related costs; and includes $3 to $4 million in tax expenses related to non-GAAP adjustments.

Stratasys Ltd. Q1 2017 Conference Call Details

The Company plans to hold a conference call to discuss its first quarter financial results on Tuesday, May 16, 2017 at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at www.stratasys.com under the "Investors" tab; or directly at the following web address: http://edge.media-server.com/m/p/j59trooi.

To participate by telephone, the domestic dial-in number is (855) 319-2216 and the international dial-in is (503) 343-6033. The access code is 10010178.

Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for 90 days on the "Investors" page of the Stratasys Web site or by accessing the provided web address.

For nearly 30 years, Stratasys Ltd. (NASDAQ:SSYS) has been a defining force and dominant player in 3D printing and additive manufacturing – shaping the way things are made. Headquartered in Minneapolis, Minnesota and Rehovot, Israel, the Company empowers customers across a broad range of vertical markets by enabling new paradigms for design and manufacturing. The Company’s solutions provide customers with unmatched design freedom and manufacturing flexibility – reducing time-to-market and lowering development costs, while improving designs and communications. Stratasys subsidiaries include MakerBot and Solidscape, and the Stratasys ecosystem includes 3D printers for prototyping and production; a wide range of 3D printing materials; parts on-demand via Stratasys Direct Manufacturing; strategic consulting and professional services; and the Thingiverse and GrabCAD communities with over 2 million 3D printable files for free designs. With approximately 2,400 employees and 1,200 granted or pending additive manufacturing patents, Stratasys has received more than 30 technology and leadership awards. Visit us online at: www.stratasys.com or http://blog.stratasys.com/, and follow us on LinkedIn.

Stratasys and FDM are registered trademarks, and the Stratasys signet, PolyJet and Continuous Build 3D Demonstrator are trademarks, of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks belong to their respective owners.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2017, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: any failure to efficiently and successfully integrate the operations of Stratasys Ltd. and various entities that it has acquired, including MakerBot, Solid Concepts, Harvest and GrabCAD, or to successfully establish and execute effective post-acquisition integration plans; changes in the overall global economic environment; the impact of competition and new technologies; changes in the general market, or in political and economic conditions in the countries in which we operate; any underestimates in projected capital expenditures and liquidity; changes in our strategy; changes in applicable government regulations and approvals; changes in customers’ budgeting priorities; lower than expected demand for our products and services; reduction in our profitability due to shifting in our product mix into lower margin products or our shifting in our revenues mix significantly towards our AM services business; costs and potential liability relating to litigation and regulatory proceedings; and those factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects” in our 2016 Annual Report on Form 20-F, filed with the SEC on March 9, 2017, as well as in the 2016 Annual Report generally. Readers are urged to carefully review and consider the various disclosures made throughout (i) the Report on Form 6-K that attaches Stratasys’ unaudited, condensed consolidated financial statements as of, and for the quarter ended, March 31, 2017, and its review of its results of operations and financial condition for those periods, which has been furnished to the SEC on or about the date hereof, (ii) Stratasys’ 2016 Annual Report, and (iii) Stratasys’ other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of non-GAAP financial measures

The non-GAAP data included herein, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our Company in gauging our results of operations (x) on an ongoing basis after excluding merger and acquisition related expense and reorganization-related charges, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, impairment of goodwill and other long-lived assets, changes in fair value of obligations in connection with acquisitions and the corresponding tax effect of those items. We also exclude, when applicable, non-recurring changes of non-cash valuation allowance on deferred tax assets, as well as, non-recurring significant tax charges or benefits that relate to prior periods which we do not believe are reflective of ongoing business and operating results. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Stratasys Investor Relations
Shane Glenn, 952-294-3416
Vice President - Investor Relations
shane.glenn@stratasys.com

Stratasys Ltd.

Consolidated Balance Sheets

(in thousands, except share data)
	March 31,	December 31,
	2017	2016
	(unaudited)
ASSETS

Current assets
Cash and cash equivalents	$297,246	$280,328
Accounts receivable, net	115,099	120,411
Inventories	116,018	117,521
Net investment in sales-type leases	10,844	11,717
Prepaid expenses	6,371	7,571
Other current assets	19,411	15,491

Total current assets	564,989	553,039

Non-current assets
Net investment in sales-type leases - long term	9,655	12,126
Property, plant and equipment, net	206,722	208,415
Goodwill	385,808	385,629
Other intangible assets, net	169,302	177,458
Other non-current assets	31,626	29,382

Total non-current assets	803,113	813,010

Total assets	$1,368,102	$1,366,049

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$44,805	$40,933
Current portion of long term-debt	3,714	3,714
Accrued expenses and other current liabilities	28,582	32,207
Accrued compensation and related benefits	42,797	34,186
Obligations in connection with acquisitions	4,315	3,619
Deferred revenues	50,673	49,952

Total current liabilities	174,886	164,611

Non-current liabilities
Long-term debt	21,357	22,286
Deferred tax liabilities	4,916	5,952
Deferred revenues - long-term	12,942	12,922
Other non-current liabilities	24,293	22,251

Total non-current liabilities	63,508	63,411

Total liabilities	238,394	228,022

Redeemable non-controlling interests	1,939	2,029

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 52,728 thousands shares and 52,639 thousands shares
issued and outstanding at March 31, 2017 and December 31, 2016, respectively	142	142
Additional paid-in capital	2,637,561	2,633,129
Accumulated other comprehensive loss	(12,243)	(13,479)
Accumulated deficit	(1,497,782)	(1,483,925)
Equity attributable to Stratasys Ltd.	1,127,678	1,135,867
Non-controlling interest	91	131

Total equity	1,127,769	1,135,998

Total liabilities and equity	$1,368,102	$1,366,049

Stratasys Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)
	Three Months Ended March 31,
	2017	2016
	(unaudited)	(unaudited)
Net sales
Products	$115,087	$118,634
Services	48,075	49,272
	163,162	167,906

Cost of sales
Products	54,480	56,938
Services	31,802	29,799
	86,282	86,737

Gross profit	76,880	81,169

Operating expenses
Research and development, net	24,634	25,115
Selling, general and administrative	64,179	76,387
Change in the fair value of obligations in connection with acquisitions	696	727
	89,509	102,229

Operating loss	(12,629)	(21,060)

Financial income, net	256	180

Loss before income taxes	(12,373)	(20,880)

Income taxe expenses	1,326	2,291

Share in losses of associated company	(288)	-

Net loss	(13,987)	(23,171)

Net loss attributable to non-controlling interest	(130)	(30)

Net loss attributable to Stratasys Ltd.	$(13,857)	$(23,141)

Net loss per ordinary share attributable to Stratasys Ltd.
Basic	$(0.26)	$(0.44)
Diluted	(0.26)	(0.44)

Weighted average ordinary shares outstanding
Basic	52,690	52,098
Diluted	52,690	52,098

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Results of Operations
		Three Months Ended March 31,

		2017	Non-GAAP	2017	2016	Non-GAAP	2016
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$76,880	$6,614	$83,494	$81,169	$11,278	$92,447
	Operating income (loss) (1,2)	(12,629)	16,658	4,029	(21,060)	25,013	3,953
	Net income (loss) attributable to
	Stratasys Ltd. (1,2,3)	(13,857)	16,265	2,408	(23,141)	23,737	596
	Net income (loss) per diluted share attributable
	to Stratasys Ltd. (4)	$(0.26)	$0.31	$0.05	$(0.44)	$0.45	$0.01

(1)	Acquired intangible assets amortization expense		5,705			10,414
	Non-cash stock-based compensation expense		643			723
	Reorganization and other related costs		94			-
	Merger and acquisition and other expense		172			141
			6,614			11,278

(2)	Acquired intangible assets amortization expense		2,544			3,760
	Non-cash stock-based compensation expense		3,261			4,900
	Change in fair value of obligations in connection with acquisitions		696			727
	Reorganization and other related costs		1,686			-
	Merger and acquisition and other expense		1,857			4,348
			10,044			13,735
			16,658			25,013

(3)	Corresponding tax effect		(585)			(1,276)
	Amortization expense of associated company		192			-
			$16,265			$23,737

(4)	Weighted average number of ordinary
	shares outstanding- Diluted	52,690		53,341	52,098		53,143

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Forward Looking Guidance

Fiscal Year 2017

(in millions, except per share data)
GAAP net loss	($53) to ($39)

Adjustments
Stock-based compensation expense	$18 to $20
Intangible assets amortization expense	$34
Merger and acquisition related expense	$2 to $3
Reorganization and other related costs	$8-$10
Tax expense related to Non-GAAP adjustments	($3) to ($4)

Non-GAAP net income	$10 to $20

GAAP loss per share	($1.00) to ($0.73)

Non-GAAP diluted earnings per share	$0.19 to $0.37